                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 3)

                         Allcity Insurance Company
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Shares, $1 par value                     016752107
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                            New York, NY  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 17, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     6,356,008
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       6,356,008
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       6,356,008
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  89.8%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    Phlcorp, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Pennsylvania
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     6,356,008
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       6,356,008
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       6,356,008
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  89.8%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    330 MAD. PARENT CORP.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     6,356,008
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       6,356,008
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       6,356,008
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  89.8%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    The Sperry and Hutchinson Company,
                                        Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New Jersey
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     6,356,008
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       6,356,008
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       6,356,008
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  89.8%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    Baldwin Enterprises, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Colorado
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     368,607
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       368,607
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       368,607
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.2%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    Bellpet, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     5,987,401
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       5,987,401
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       5,987,401
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  84.6%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 016752107                     13D


     1     NAME OF REPORTING PERSON:    Empire Insurance Company

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     5,987,401
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       5,987,401
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       5,987,401
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  84.6%

    14     TYPE OF REPORTING PERSON:    CO

               This Statement constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Phlcorp, Inc. ("Phlcorp"), and its subsidiaries, Empire Insurance Company, BELLPET, Inc. and The Sperry and Hutchinson Company, Inc. with respect to the Common Stock, par value $1.00 per share, of Allcity Insurance Company (the "Company"). This Statement also constitutes the initial filing on Schedule 13D with respect to the Commission by other subsidiaries of Phlcorp, 330 MAD. PARENT CORP. and Baldwin Enterprises, Inc., and by Phlcorp's parent, Leucadia National Corporation. This Amendment No. 3 is the first amendment to the Schedule 13D since the Company became an EDGAR filer. Accordingly, this Amendment No. 3 restates, in pertinent part, the Schedule 13D as follows:

     Item 1.   Security and Issuer.
               -------------------

               This Statement relates to the common stock, par value $1.00 (the "Common Stock"), of Allcity Insurance Company (the "Company"). The address of the principal executive office of the Company is 122 Fifth Avenue, New York, New York 10011. This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia"), and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), The Sperry and Hutchinson Company, Inc. ("S&H"), Baldwin Enterprises, Inc. ("BEI"), BELLPET, Inc. ("Bellpet") and Empire Insurance Company ("Empire") (collectively, the "Controlling Entities").

     Item 2.   Identity and Background.
               -----------------------

               (a)-(c) Empire is a New York corporation. The address of its principal office is 122 Fifth Avenue, New York, New York 10011. Empire's principal business is property and casualty insurance. All of the outstanding common shares of Empire are owned indirectly by Leucadia through subsidiaries.

               Bellpet is a Delaware corporation. The address of its principal office is c/o Organizational Services, 501 Silverside Road, Suite 47, Wilmington, Delaware 19810. Bellpet is engaged in making investments for its own account. All of Bellpet's outstanding shares of common stock are owned by BEI.

               BEI is a Colorado corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. BEI is engaged in making investments for its own account. All of the outstanding shares of common stock of BEI are owned by S&H.

               S&H is a New Jersey corporation. The address of its principal office is 315 Park Avenue South, New York, New York 10010. S&H's principal business is the trading stamps business. All of the outstanding shares of common stock are owned by 330 Mad. Parent.

               330 Mad. Parent is a Delaware corporation. The address of its principal office is 501 Silverside Road, Suite 47, Wilmington, Delaware 19807. 330 Mad. Parent is engaged in making investments for its own account. All of the outstanding shares of common stock of 330 Mad. Parent are owned by Phlcorp.

               Phlcorp is a Pennsylvania corporation. The address of its principal office is 399 Market Street, Philadelphia, Pennsylvania 19181. Phlcorp is a holding company for subsidiaries primarily engaged in the insurance business. All of Phlcorp's outstanding shares of common stock are owned by Leucadia.

               Leucadia is a New York corporation. The address of its principal office is 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending and manufacturing business.

               Approximately 33.5% of the outstanding common shares of Leucadia is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and by Joseph S. Steinberg, a director and President of Leucadia (excluding 1.9% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg beneficially own approximately .5% and .3%, respectively, of the outstanding common shares of Leucadia (excluding shares which each foundation has the right to acquire upon conversion of Leucadia convertible subordinated debentures). Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

               The following information with respect to each executive officer and director of the Controlling Entities is set forth in Appendix A: (i) name, (ii) business address, (iii) principal occupation or employment and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Controlling Entities for which such information is set forth above.

               (d)-(f) During the last five years, none of the Controlling Entities and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Controlling Entities, each of the individuals identified pursuant to Paragraphs (a) through (c) is a United States citizen.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               In January 1994, S&H contributed all of the 292,157 shares of Common Stock held by it to its wholly owned subsidiary, BEI. The total amount of funds used by S&H to purchase such shares of Common Stock was $1,674,474.21 (including brokerage commissions). The purchase price for such shares of Common Stock was derived from S&H's working capital. The total amount of funds used by BEI to purchase the 76,450 shares directly acquired by it was approximately $629,406 (including brokerage commissions). The purchase price for such shares of Common Stock was derived from BEI's working capital.

     Item 4.   Purpose of the Transaction.
               --------------------------

               BEI has acquired the Common Stock that it directly owns to increase its equity position in the Company. Subject to and depending upon availability at prices deemed favorable by Leucadia, Leucadia, directly or through its subsidiaires, may purchase additional Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise. As stated above, Leucadia may consider increasing its ownership of Common Stock above current levels by proposing a merger or other business combination or otherwise, in which event its involvement may be through or together with entities in which it has an interest.

               Except as set forth above, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of July 17, 1996, the Controlling Entities beneficially owned the following shares of Common Stock:

                    (i) Empire is the direct owner of 5,987,401 shares of Common Stock. The 5,987,401 shares represent approximately 84.6% of the 7,078,625 outstanding shares of Common Stock.

                   (ii) By virtue of its ownership of certain of the shares of common stock of Empire, Bellpet is for the purposes of this
     Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Empire.

                  (iii) BEI is the direct owner of 368,607 shares of Common Stock. The 368,607 shares represent approximately 5.2% of the 7,078,625 outstanding shares of Common Stock. By virtue of its ownership of all of the common stock of Bellpet, BEI is for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Bellpet.

                   (iv) By virtue of its ownership of all of the outstanding shares of BEI, S&H is for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by BEI.

                    (v) By virtue of its ownership of all of the outstanding shares of S&H, 330 Mad. Parent is for purposes of this
     Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by S&H.

                   (vi) By virtue of its ownership of all of the outstanding shares of 330 Mad. Parent, Phlcorp is for purposes of this
     Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by 330 Mad. Parent.

                  (vii) By virtue of its ownership of all of the outstanding shares of Phlcorp, Leucadia is for purposes of this
     Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Phlcorp.

               (c) On July 17, 1996, BEI purchased 25,150 shares of Common Stock in the open market at $7.375 per share (including brokerage commissions). Except as set forth in this Paragraph (c) of Item 5, none of the persons identified pursuant to Item 2 above has effected any transactions in shares of Common Stock during the past sixty days.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of
               the Issuer.
               -------------------------------------------

               There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Controlling Entities and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between
     (a) the Controlling Entities and, to the best of their knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person, other than the agreement filed herewith as Exhibit 1.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               1. Agreement among the Controlling Entities with respect to the filing of this Schedule 13D.

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  August 8, 1996

                                        LEUCADIA NATIONAL CORPORATION



                                        By: /s/ Mark Hornstein
                                           ----------------------
                                           Mark Hornstein
                                           Vice President

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 8, 1996

                                        PHLCORP, INC.



                                        By: /s/ Mark Hornstein
                                           ----------------------
                                           Mark Hornstein
                                           Vice President

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 8, 1996

                                        330 MAD. PARENT CORP.



                                        By: /s/ Corinne Maki
                                           ----------------------
                                           Corinne Maki
                                           Vice President

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 8, 1996

                                        THE SPERRY AND HUTCHINSON COMPANY,
                                        INC.



                                        By: /s/John P. Hetherington
                                           ------------------------
                                           John P. Hetherington
                                           Vice President

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 8, 1996

                                        BALDWIN ENTERPRISES, INC.



                                        By: /s/Mark Hornstein
                                           ----------------------
                                           Mark Hornstein
                                           Vice President

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 8, 1996

                                        BELLPET, INC.



                                        By: /s/Corinne Maki
                                           ----------------------
                                           Corinne Maki
                                           Vice President

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: August 8, 1996

                                        EMPIRE INSURANCE COMPANY



                                        By: /s/Frances M. Colalucci
                                           ----------------------
                                           Frances M. Colalucci
                                           Vice President

                                                                 APPENDIX A


          Set forth below are the name, business address, present principal occupation or employment and material occupations or employments of each director and executive officer of Leucadia National Corporation ("Leucadia"), Phlcorp, Inc. ("Phlcorp"), 330 MAD. PARENT CORP. ("300 Mad. Parent"), The Sperry and Hutchinson Company, Inc. ("S&H"), Baldwin Enterprises, Inc. ("BEI"), Bellpet, Inc. ("Bellpet") and Empire Insurance Company ("Empire"). To the knowledge of the controlling entities, each person listed below is a United States Citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

               For purposes of this schedule, Leucadia is "(a)", Phlcorp is "(b)", 330 Mad. Parent is "(c)", S&H is "(d)", BEI is "(e)", Bellpet is "(f)" and Empire is "(g)".

                                                            Principal
        Name and Business         Director-                 Occupation
        Address                   ships       Offices       or Employment
        -------                   -----       -------       -------------

        Ian M. Cumming            (a)(d)(e)   Chairman      Chairman of
        Leucadia National         (g)         of the        the Board of
        Corporation                           Board of      (a)
        529 East South Temple                 (a) and
        Salt Lake City, UT 84102              (e)


        Joseph S. Steinberg       (a)(d)(e)   President     President of
                                  (g)         of (a) and    (a)
                                              (e)

        Lawrence D. Glaubinger    (a)         --            Chairman of
        Stern & Stern                                       the Board of
        Industries, Inc.                                    Stern & Stern
        708 Third Avenue                                    Industries,
        New York, NY                                        Inc. (a
                                                            manufacturer
                                                            and seller of
                                                            textiles);
                                                            President of
                                                            Lawrence
                                                            Economic
                                                            Consulting
                                                            Inc. (a
                                                            management
                                                            consulting
                                                            firm)

                                                            Principal
        Name and Business         Director-                 Occupation
        Address                   ships       Offices       or Employment
        -------                   -----       -------       -------------

        James E. Jordan, Jr.      (a)         --            President of
        The Jordan Company                                  William Penn
        9 West 57th Street                                  Corporation
        New York, NY                                        (the owner of
                                                            an investment
                                                            advisor to a
                                                            mutual fund);
                                                            Consultant to
                                                            The Jordan
                                                            Company (a
                                                            partnership
                                                            of which a
                                                            subsidiary of
                                                            (a) is a
                                                            partner,
                                                            engaged in
                                                            investment
                                                            banking and
                                                            consulting
                                                            activities)

        Jesse Clyde Nichols, III  (a)         --            President of
        Nichols Industries, Inc.                            Nichols
        5001 E. 59th St.                                    Industries,
        Kansas City, MO  64130                              Inc. (a
                                                            holding
                                                            company for
                                                            manufacturing
                                                            and
                                                            construction
                                                            subsidiaries)

        Paul M. Dougan            (a)         --            Secretary and
        Equity Oil Company                                  manager of
        10 West 300 South                                   corporate
        Salt Lake City, UT                                  development
                                                            of Equity Oil
                                                            Company (a
                                                            company
                                                            engaged in
                                                            oil and gas
                                                            exploration
                                                            and
                                                            production)

        Thomas E. Mara            (g)         Executive     Executive
                                              Vice          Vice
                                              President     President of
                                              of (a),       (a)
                                              Vice-
                                              President
                                              of (g)

        Joseph A. Orlando         (b)         Vice          Vice
                                              President     President and
                                              and Chief     Chief
                                              Financial     Financial
                                              Officer of    Officer of
                                              (a), Vice     (a)
                                              President
                                              and
                                              Treasurer
                                              of (b)

                                                            Principal
        Name and Business         Director-                 Occupation
        Address                   ships       Offices       or Employment
        -------                   -----       -------       -------------


        Ruth Klindtworth          --          Secretary     Secretary and
                                              and Vice      Vice
                                              President-    President-
                                              Corporate     Corporate
                                              Administra    Administrator
                                              tor of        of (a)
                                              (a), (b),
                                              (d), and
                                              (e)

        Mark Hornstein            (b)         Vice          Vice
                                              President     President of
                                              of (a),       (a)
                                              (b) and
                                              (e)

        Paul J. Borden            --          Vice          Vice
                                              President     President of
                                              of (a),       (a)
                                              Vice
                                              President
                                              and
                                              Treasurer
                                              of (e)


        Joseph Sartin             --          Vice          Accountant of
                                              President     (a)
                                              of (b)

        Barbara Lowenthal         --          Vice          Vice
                                              President     President and
                                              and           Comptroller
                                              Comptroller   of (a)
                                              of (a)

        Jane Goldman              --          Vice          Assistant
                                              President     Comptroller
                                              of (b)        of (a)

        Patricia Wood             --          Vice          President of
        Leucadia Financial                    President     Leucadia
        Corporation                           of (d)        Financial
        529 East South Temple                               Corporation
        Salt Lake City, UT 84102                            ("LFC"), a
                                                            wholly owned
                                                            subsidiary of
                                                            (a)

        Corinne A. Maki           --          Vice          Accountant of
        Leucadia Financial                    President,    LFC
        Corporation                           Secretary
        529 East South Temple                 and
        Salt Lake City, UT 84102              Comptroller
                                              of (c)
                                              and (f)

        Linda Delaney             (c)(f)      Chairman,     Chairman of
        330 MAD. PARENT CORP.                 President     the Board,
        501 Silverside Road,                  and           President and
        Suite 47                              Treasurer     Treasurer of
        Wilmington, DE  19807                 of (c) and    (c)
                                              (f)

                                                            Principal
        Name and Business         Director-                 Occupation
        Address                   ships       Offices       or Employment
        -------                   -----       -------       -------------


        Joel Berlin               (d)         Chairman      Chairman and
        The Sperry and                        and Chief     Chief
        Hutchinson Company, Inc.              Executive     Executive
        315 Park Avenue South                 Officer of    Officer of
        New York, NY 10010                    (d),          (d)
                                              Senior
                                              Vice
                                              President
                                              of (g)

        Kenneth L. Berke          (d)         President     President and
        The Sperry and                        and Chief     Chief
        Hutchinson Company, Inc.              Operating     Operating
        315 Park Avenue South                 Officer of    Officer of
        New York, NY  10010                   (d)           (d)

        John P. Hetherington      --          Vice          Vice
        The Sperry and                        President-    President-
        Hutchinson Company, Inc.              Operations    Operations
        315 Park Avenue South                 and           and
        New York, NY  10010                   Distribution  Distribution
                                              of (d)        of (d)

                                                            Principal
        Name and Business         Director-                 Occupation
        Address                   ships       Offices       or Employment
        -------                   -----       -------       -------------

        Gary J. Wilson            --          Vice          Vice
        The Sperry and                        President-    President-
        Hutchinson Company, Inc.              Sales of      Sales of (d)
        315 Park Avenue South                 (d)
        New York, NY  10010

        Richard G. Petitt         (b)(c)(f)   Vice          Chairman of
        Empire Insurance Company  (g)         President     the Board,
        122 Fifth Avenue                      of (a),       President and
        New York, NY  10011                   President     Chief
                                              of (b),       Executive
                                              Chairman,     Officer of
                                              President     (g)
                                              and Chief
                                              Executive
                                              Officer of
                                              (g)

        Larry Frakes              (g)         Senior        Senior Vice
        Empire Insurance Company              Vice          President of
        122 Fifth Avenue                      President     (g)
        New York, NY  10011                   of (g)

        Thomas A. Daffron         --          Senior        Senior Vice
        Empire Insurance Company              Vice          President of
        122 Fifth Avenue                      President     (g)
        New York, NY  10011                   of (g)

        Francis M. Colalucci      (g)         Senior        Senior Vice
        Empire Insurance Company              Vice          President,
        122 Fifth Avenue                      President,    Chief
        New York, NY  10011                   Chief         Financial
                                              Financial     Officer and
                                              Officer       Treasurer of
                                              and           (g)
                                              Treasurer
                                              of (g)

        Linda Philipps            --          Senior        Senior
        Empire Insurance Company              Vice          Vice
        122 Fifth Avenue                      President,    President,
        New York, NY  10011                   Data          Data
                                              Processing    Processing of
                                              of (g)        (g)

        Bruce Osterman            --          Vice          Vice
        Empire Insurance Company              President,    President,
        122 Fifth Avenue                      Comptroller   Comptroller
        New York, NY  10011                   of (g)        of (g)

        Jay Ellenberg             --          Vice          Vice
        Empire Insurance Company              President     President of
        122 Fifth Avenue                      of (g)        (g)
        New York, NY  10011

        Emilio Miret              --          Vice          Vice
        Empire Insurance Company              President-    President-
        122 Fifth Avenue                      Production    Production of
        New York, NY  10011                   of (g)        (g)

        Alexis Berg               --          Secretary     Vice
        Colonial Penn Life                    of (g)        President,
        Insurnace Company                                   General
        399 Market Street                                   Counsel of
        Philadelphia, PA  19181                             Colonial Penn
                                                            Life
                                                            Insurance, a
                                                            wholly owned
                                                            subsidiary of
                                                            (b) ("CPLI")

                                                            Principal
        Name and Business         Director-                 Occupation
        Address                   ships       Offices       or Employment
        -------                   -----       -------       -------------


        Oliver L. Patrell         (c)(f)(g)   --            Director of (g)
        1 Town Landing Road
        Old Lyme, CT  06371

        Timothy C. Sentner        (c)(f)      --            Senior Vice
        Colonial Penn Life                                  President and
        Insurance Company                                   Treasurer of
        399 Market Street                                   CPLI
        Philadelphia, PA  19181

        Stephen T. List           (c)(f)      --            Senior Vice
        Colonial Penn Insurance                             President and
        Company                                             Chief
        2650 Audubon Road                                   Financial
        Norristown, PA  19403                               Officer of
                                                            Colonial Penn
                                                            Insurance
                                                            Company, a
                                                            wholly owned
                                                            subsidiary of
                                                            (b)
                                                            ("CPI")

        Martin B. Bernstein       (g)         --            President of
        Ponderosa Fibres of                                 Ponderosa
        America, Inc.                                       Fibres of
        370 Seventh Avenue                                  America,
        New York, NY  10001                                 Inc., a
                                                            manufacturer

        Louis V. Siracusano       (g)         --            Attorney,
        McKenna, Siracusano &                               McKenna,
        Fehringer                                           Siracusano &
        360 Atlantic Avenue                                 Fehringer
        East Rockaway, NY  11518

        Daniel G. Stewart         (g)         --            Actuary,
        115 Lake Road                                       self-employed
        Short Hills, NJ  07078

        Lucius Theus              (g)         --            Consultant, self-
        4520 Stony River Drive                              employed
        Bloomfield Hills, MI 48301

        Helen W. Vogel            (g)         --            Teacher and
        18 Wynmor Road                                      lecturer
        Scarsdale, NY  10583

        Harry H. Wise             (g)         --            President of
        Kent & Sewall                                       Kent & Sewall
        Corporation                                         Corporation
        150 E. 58th Street,
        37th Fl.
        New York, NY  10155

        Henry H. Wulsin           (g)         --            President of
        Colonial Penn Insurance                             CPI
        Company
        2650 Audubon Road
        Norristown, PA 19403

     NYFS04...:\30\76830\0001\1980\APP7226M.320

                                  EXHIBIT INDEX

          Exhibit No.         Document                      Page
          -----------         --------                      ----
               1         Agreement among the Controlling
                         Entities with respect to the
                         filing of this Schedule 13D.







     NYFS04...:\30\76830\0001\1980\SCH2156L.57A